July 2, 2003



03 JUL -9 AM 7:21

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

/cg
Encl.

dlw 7/9

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



July 2, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com)

The Company wishes to announce that effective July 8, 2003, Computershare Trust Company, Inc. of 350 Indiana Street, Suite 800, Golden, Colorado, U. S. A., 80401 (telephone (303) 262-0600 and Fax (303) 262-0700 and e-mail www.computershare.com) will be the Company's registrar and transfer agent, replacing CIBC Mellon Trust Company of Calgary, Alberta, Canada. Computershare Trust Company has an office at 600, 530 - 8th Avenue S. W., Calgary Alberta, Canada T2P 3S8 (telephone (403) 267-6800). For further information, contact Computershare Trust Company at (303) 262-0600.

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com